UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

HOME FEDERAL BANCORP
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

436926 10 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436926 10 9

1	NAME OF REPORTING PERSON John K. Keach, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 102,545
	6	SHARED VOTING POWER 92,352
	7	SOLE DISPOSITIVE POWER 102,545
	8	SHARED DISPOSITIVE POWER 92,352
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,897 Shares (includes options for 87,550 shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.
(a)	Home Federal Bancorp
(b)	501 Washington Street, Columbus, Indiana 47201

Item 2.
(a)	John K. Keach, Jr.
(b)	c/o Home Federal Bancorp, 501 Washington Street, Columbus, Indiana 47201
(c)	United States of America
(d)	Home Federal Bancorp Common Stock, without par value
(e)	436926 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership
(a)	194,897
(b)	5.6%
(c)	(i) 102,545
(ii) 92,352
(iii) 102,545
(iv) 92,352

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/4/08
Date

By:	/s/ John K. Keach, Jr.
John K. Keach, Jr.

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